File No. 82-763

Date	27 January 2005
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	23



05005452

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com



SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"Year End Report 1 January-31 December 2004"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist

Margareta Hed
/ Margareta Hed

Encl.

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg.no. 556012-6293


SCA

Year-end Report

1 January–31 December 2004

	2004:4	2004:3	2004:2	2004:1		0412	0312
Earnings per share, SEK	2.83	4.09	4.32	4.34		15.58	21.84
Cash flow from current operations per share, SEK	7.93	9.59	2.27	3.48		23.27	34.98
Net sales, SEK M	23,128	22,812	22,340	21,687		89,967	85,338
Earnings after financial items, SEK M	488	1,377	1,502	1,472		4,839	6,967
Net earnings, SEK M	661	955	1,009	1,014		3,639	5,075
Dividend per share, SEK						10.50[1]	10.50

See page 11 for specifications of items affecting comparability.

[1] Board of Directors' proposal.

Dividend

- The Board proposes an unchanged dividend of SEK 10.50 per share.

2004 compared with 2003

- Net sales amounted to SEK 89,967 M (85,338).
- Earnings after taxes (net earnings) amounted to SEK 3,639 M (5,075).
- Earnings per share amounted to SEK 15.58 (21.84).
- Earnings after financial items amounted to SEK 4,839 M (6,967). Adjusted for items affecting comparability, earnings after financial items amounted to SEK 5,439 M (6,615), a decline of 18%, of which currency effects 6%.

Compared with third quarter of 2004

- Net sales amounted to SEK 23,128 M (22,812).
- Earnings after taxes (net earnings) amounted to SEK 661 M (955)
- Earnings per share amounted to SEK 2.83 (4.09).
- Earnings after financial items amounted to SEK 488 M (1,377). Adjusted for items affecting comparability, earnings after financial items amounted to SEK 1,114 M (1,307), a decline of 15%, of which currency effects 3%.

Rationalization program

- The costs for efficiency enhancement programs amounting to SEK 726 M were charged in the quarter. In addition, a decision was made regarding expansion of the earlier programs at a cost of about SEK 425 M, with a savings effect of about SEK 200 M per year.

NET SALES AND EARNINGS

The Group's operations in Western Europe had a continued weak development also during the fourth quarter. The reason is primarily the continuing intense competitive pressure within SCA's most important product areas, which has resulted in persistent price pressures. However, price increases were implemented in North America during the fourth quarter, which provided certain compensation for the sharp increases in energy and raw material costs during the year.

The costs for the previously decided efficiency enhancement programs amount to SEK 726 M, which in its entirety was charged against earnings in the fourth quarter. During the first quarter of 2005, the programs will be expanded in a number of specific points, resulting in restructuring expenses of about SEK 425 M, with annual savings effect of SEK 200 M. The programs are described in more detail on page 8.

Earnings per share amounted to SEK 15.58 (21.84) and consolidated net earnings amounted to SEK 3,639 M (5,075).

Consolidated net sales amounted to SEK 89,967 M (85,338). Adjusted for currency and price effects, net sales rose by 8%.

The Group's operating profit amounted to SEK 5,690 M (7,757). Excluding items affecting comparability of an expense of SEK 770 M (income: 352) operating profit amounted to SEK 6,460 M (7,405), a decline by 13%, of which currency effects 5%.

Operating profit for Hygiene Products was SEK 4,321 M (4,820), a decline of 10%, of which 2% was due to currency movements. Operating profit for Packaging amounted to SEK 2,268 M (2,482), a decline of 9%, of which currency effects 3%. Operating profit for Forest Products declined 5% to SEK 1,487 M (1,559), with currency effects impacting earnings negatively by 14%.

Operating margin for the Group excluding items affecting comparability was 7% (9). Operating margin for Hygiene Products was 10% (11), 7% (8) for Packaging and 10% (11) for Forest Products.

Financial items increased by SEK 61 M to an expense of SEK 851 M (expense: 790). Excluding items affecting comparability of SEK 170 M, financial items increased to SEK 231 M. The Group's earnings after financial items amounted to SEK 4,839 M (6,967), excluding items affecting comparability SEK 5,439 M (6,615), a decrease 18%, of which currency movements accounted for 6%.

Return on shareholders' equity was 7% (10) and return on capital employed was 7% (11).

Comparison with third quarter of 2004

Earnings per share during the fourth quarter amounted to SEK 2.83 (4.09).

Consolidated net sales amounted to SEK 23,128 M (22,812) and, accordingly, were somewhat higher than in the third quarter of 2004 despite negative currency effects of 3%.

Operating profit for the Group amounted to SEK 673 M (1,648). Excluding items affecting comparability of an expense of SEK 726 M, operating profit declined by 15% to SEK 1,399 M (1,648). Currency movements affected earnings negatively by 4%. The operating profit for Hygiene Products was 12% lower than in the preceding quarter, for Packaging 23% lower, while Forest Products improved by 2%.

Operating margin for the Group, excluding items affecting comparability, weakened to 6% (7). The margin for Hygiene Products declined to 8% (9). Packaging was down to 6% (8). Operating margin for Forest Products was unchanged at 10%.

Financial items amounted to an expense of SEK 185 M (expense: 271). Financial items include items affecting comparability of SEK 100 M (70). The Group's earnings after financial items amounted to SEK 488 M (1,377). Excluding items affecting comparability, consolidated earnings after financial items amounted to SEK 1,114 M (1,307), a decline of 15%, of which currency movements accounted for 3%.

Tax expenses in the fourth quarter were affected by a legal restructuring in Germany, which means that unutilized tax-loss carryforwards may be used in the future for tax reduction and, accordingly, is reported as deferred tax assets. In addition, reduced tax rates in certain countries resulted in a revaluation of deferred tax liabilities. All in all, the tax expenses for the quarter was positively affected by SEK 320 M.

Earnings analysis

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Hygiene Products	943	1,068	1,157	1,153	4,321	4,820
Packaging	490	636	609	533	2,268	2,482
Forest Products	383	374	385	345	1,487	1,559
Other	-825	-116	-114	-118	-1,173	26
Operating profit, before goodwill amortization	**991**	1,962	2,037	1,913	**6,903**	8,887
Goodwill amortization	-318	-314	-295	-286	-1,213	-1,130
Operating profit	**673**	1,648	1,742	1,627	**5,690**	7,757
Financial items	-185	-271	-240	-155	-851	-790
Earnings after financial items	**488**	1,377	1,502	1,472	**4,839**	6,967
Income tax	177	-412	-488	-449	-1,172	-1,861
Minority interest	-4	-10	-5	-9	-28	-31
Net earnings	**661**	955	1,009	1,014	**3,639**	5,075
Earnings per share, SEK	2.83	4.09	4.32	4.34	15.58	21.84

See page 11 for specifications of items affecting comparability.

CASH FLOW

The operating cash surplus amounted to SEK 13,596 M (13,508), corresponding to 15% (16) of net sales. Net current capital expenditures amounted to SEK 4,270 M (3,902). Working capital, which was unusually low at the beginning of the year, increased by SEK 620 M, compared with a decline in the preceding year of SEK 737 M. The year-on-year change included a result of major investments during the latter part of 2003 and the related increased accounts payable, which were paid in the beginning of 2004. Operating cash flow totaled SEK 8,351 M (10,102).

Taxes paid attributable to operating profit amounted to SEK 2,343 M (1,388) and free cash flow, accordingly, totaled SEK 6,008 M (8,714). The deviation in tax payments is attributable to the fact that the preceding year's low tax payments were affected positively by recovered taxes from earlier years. Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 5,435 M (8,134) or SEK 23.27 per share (34.98).

Expenditures for company acquisitions amounted to SEK 9,340 M (4,808) including assumed loans and primarily pertain to the acquisitions of hygiene-products companies in Australia, Mexico and Malaysia, additional shares in SCA's Asian packaging company and an Italian packaging company. Strategic capital investments in plant and machinery, primarily in the hygiene-products area, and structural measures amounted to SEK 2,624 M (3,386).

Comparison with third quarter of 2004

The operating cash surplus amounted to SEK 3,230 M (3,516), corresponding to 14% (15) of net sales. Cash flow from current operations amounted to SEK 1,853 M (2,238). A favorable working capital trend and lower tax payments largely offset higher current investments.

Cash flow analysis

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	23,128	22,812	22,340	21,687	89,967	85,338
Operating cash surplus	3,230	3,516	3,556	3,294	13,596	13,508
% of net sales	*14*	*15*	*16*	*15*	*15*	*16*
Current capital expenditures, net	-1,596	-1,071	-1,020	-583	-4,270	-3,902
% of net sales	*7*	*5*	*5*	*3*	*5*	*5*
Change in working capital	955	552	-773	-1,354	-620	737
Other operating cash flow changes	-195	6	-119	-47	-355	-241
Operating cash flow	**2,394**	3,003	1,644	1,310	**8,351**	10,102
Tax payment etc[1]	-422	-582	-950	-389	-2,343	-1,388
Free cash flow	**1,972**	2,421	694	921	**6,008**	8,714
Per share, SEK	*8.44*	*10.36*	*2.97*	*3.95*	*25.72*	*37.47*
Interest payment after taxes	-119	-183	-163	-108	-573	-580
Cash flow from current operations	**1,853**	2,238	531	813	**5,435**	8,134
Per share, SEK	*7.93*	*9.59*	*2.27*	*3.48*	*23.27*	*34.98*
Strategic investments and divestments	-2,472	-363	-7,591	-1,538	-11,964	-7,233
Cash flow before dividend	**-619**	1,875	-7,060	-725	**-6,529**	901
Dividend	-	-21	-2,450	-	-2,471	-2,235
Conversion of debentures, warrants	-	-	-	1	1	723
Sale of own shares	6	2	3	4	15	16
Net cash flow	**-613**	1,856	-9,507	-720	**-8,984**	-595

[1] *Tax attributable to operating profit.*

FINANCING

Financial items rose to an expense of SEK 851 M (expense: 790). An average higher net debt as a result of implemented company acquisitions resulted in higher interest expenses that were partly offset by a capital gain of SEK 170 M from the sale of shares in Industrivärden to the SCA employees' pension foundations.

Net debt amounted to SEK 30,527 M, an increase of SEK 8,221 M since the beginning of the year. Net cash flow showed a deficit of SEK 8,984 M and currency effects amounted to SEK 763 M.

Consolidated shareholders' equity rose during the period by SEK 283 M to SEK 50,037 M. Net earnings for the period increased equity by SEK 3,639 M, while dividends reduced shareholders' equity by SEK 2,450 M. The sale of own shares as part of the employee option program and conversion of debenture loans increased shareholders' equity by SEK 16 M and currency effects impacted negatively on shareholders' equity by SEK 1,009 M. Change in accounting principles (payroll tax on adjustment of pension obligations) in accordance with RR 29 increased shareholders' equity by SEK 87 M.

The debt/equity ratio amounted to 0.60 (0.44) at the end of the year. The interest coverage multiple was 6.7 (9.8).

HYGIENE PRODUCTS BUSINESS AREA

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	**11,904**	11,761	11,149	10,545	**45,359**	42,981
Consumer Tissue	4,395	4,226	3,853	3,721	16,195	14,824
Tissue for bulk consumers – AFH	2,941	3,023	2,799	2,638	11,401	11,389
Personal Care	4,568	4,512	4,497	4,186	17,763	16,768
Operating surplus	**1,679**	1,855	1,848	1,768	**7,150**	7,280
Consumer Tissue	531	669	601	635	2,436	2,396
Tissue for bulk consumers – AFH	356	374	407	335	1,472	1,668
Personal Care	792	812	840	798	3,242	3,216
Operating profit, before goodwill amortization	**943**	1,068	1,157	1,153	**4,321**	4,820
Consumer Tissue	232	327	329	385	1,273	1,416
Tissue for bulk consumers – AFH	146	153	210	168	677	1,001
Personal Care	565	588	618	600	2,371	2,403
Operating surplus margin, %	**14**	16	17	17	**16**	17
Consumer Tissue	12	16	16	17	15	16
Tissue for bulk consumers – AFH	12	12	15	13	13	15
Personal Care	17	18	19	19	18	19
Operating margin, %	**8**	9	10	11	**10**	11
Consumer Tissue	5	8	9	10	8	10
Tissue for bulk consumers – AFH	5	5	8	6	6	9
Personal Care	12	13	14	14	13	14
Volume growth, %						
Consumer Tissue	6.9[1]	6.8[1]	11.8[1]	-0.6[1]	13.5[2]	3.6[2]
Tissue for bulk consumers – AFH	1.0[1]	6.0[1]	5.0[1]	0.4[1]	4.5[2]	3.3[2]
Personal Care	10.1[1]	5.0[1]	8.9[1]	2.4[1]	10.1[2]	1.4[2]

[1] *Compared with the immediately preceding quarter.*

[2] *Compared with corresponding period previous year.*

See also pages 13 and 18-19.

Net sales amounted to SEK 45,359 M (42,981), and were thereby 6% higher than in the preceding year. The effects of the completed company acquisitions and higher volumes were partly offset by lower prices but primarily by negative currency movements.

Operating profit amounted to SEK 4,321 M (4,820), a decline of 10%. Adjusted for currency effects, the decline was 8%. Earnings declined as a result of reduced earnings in the AFH tissue area, mainly in North America.

Operating profit in the fourth quarter was 12% lower than during the third quarter and amounted to SEK 943 M (1,068). Negative currency effects amounted to 2%. The earnings decline is attributable to lower prices, increased advertising and promotions expenses, and costs for production stops.

Consumer Tissue

Operating profit amounted to SEK 1,273 M (1,416). Lower prices, about 3.5%, were offset partially by lower production and distribution costs, while energy and raw material costs were largely unchanged.

Operating profit in the fourth quarter was 29% lower than in the third quarter and amounted to SEK 232 M (327) M. Despite higher volumes and somewhat lower pulp prices, earnings weakened mainly due to lower prices as well as to higher energy costs, and production stops toward year-end.

Tissue for bulk consumers – AFH

Operating profit for AFH products amounted to SEK 677 M (1,001), which was 32% lower than in the preceding year. Higher prices in North America did not offset increased raw material and energy costs and the negative currency effects. In the European operations, increased production costs and costs for enhancing the efficiency of the British production and distribution structure affected earnings adversely.

Compared with the third quarter, operating profit declined in the fourth quarter by 5% to SEK 146 M (153). As a result of price increases, the American operations posted improved earnings, despite the production cutbacks at year-end. Earnings in the European operations weakened as a result of seasonally related production stops, as well as costs for improving the efficiency of the British production and distribution structure and higher energy costs.

Personal Care

Operating profit amounted to SEK 2,371 M (2,403) and was therefore somewhat lower than prior year. The company acquisitions, combined with a positive volume development, had a positive affect on earnings. The effects of this were counteracted by generally lower prices for baby diapers in the area of retailers' brands and a changed product mix towards thinner feminine hygiene products. In addition, the costs for advertising and promotion were higher than in the preceding year.

Compared with the third quarter, operating profit declined by 4% and amounted to SEK 565 M (588). The decline is due to lower earnings in feminine hygiene products, mainly due to a continued product shift toward thinner products. In addition, the costs for advertising and promotion were higher than in the preceding quarter.

PACKAGING BUSINESS AREA

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	**7,804**	7,928	7,939	7,830	**31,501**	30,029
Operating surplus	**945**	1,096	1,046	975	**4,062**	4,124
Operating profit, before goodwill amortization	**490**	636	609	533	**2,268**	2,482
Operating surplus margin, %[1]	**12**	14	13	12	**13**	14
Operating margin, %[1]	**6**	8	8	7	**7**	8
Production						
Liner products, kton	**637**	644	685	650	**2,616**	2,512
Deliveries						
Liner products, kton	**630**	640	668	663	**2,601**	2,505
Corrugated board, Mm²	**1,062[2]**	1,056[2]	1,060[2]	1,068[2]	**4,246[2]**	4,138[2]

[1] *Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.*
[2] *Volumes do not include volumes from protective packaging and other high-value segments.*

See also pages 13 and 18-19.

Net sales were 5% higher than in the preceding year and amounted to SEK 31,501 M (30,029). Company acquisitions increased net sales, while lower prices had a negative impact.

Operating profit amounted to SEK 2,268 M (2,482), a decline of 9%. Adjusted for currency effects, the decline was 6% Lower prices for corrugated board were partly offset by improved productivity and improved paper integration, as well as lower energy costs. The North American packaging operations were affected by sharp price increases for oil-based raw materials, which to date could not yet be offset by implemented price increases.

Compared with the third quarter, operating profit declined by 23% and amounted to SEK 490 M (636), partly as a result of seasonal declines in conjunction with the Christmas and New Year's holidays and partly due to planned repair and maintenance stops in the liner operations. Lower raw material prices did not offset the lower prices for corrugated board.

FOREST PRODUCTS BUSINESS AREA

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Net sales	**3,814**	3,586	3,741	3,813	**14,954**	14,081
Publication papers	2,005	1,909	1,790	1,905	7,609	7,267
Pulp, timber and solid-wood products	1,809	1,677	1,951	1,908	7,345	6,814
Operating surplus	**724**	700	709	667	**2,800**	2,744
Publication papers	345	334	309	310	1,298	1,501
Pulp, timber and solid-wood products	379	366	400	357	1,502	1,243
Operating profit, before goodwill amortization	383	374	385	345	**1,487**	1,559
Publication papers	129	121	96	96	442	662
Pulp, timber and solid-wood products	254	253	289	249	1,045	897
Operating surplus margin, %	**19**	20	19	17	**19**	19
Publication papers	17	17	17	16	17	21
Pulp, timber and solid-wood products	21	22	21	19	20	18
Operating margin, %	10	10	10	9	**10**	11
Publication papers	6	6	5	5	6	9
Pulp, timber and solid-wood products	14	15	15	13	14	13
Production						
Publication papers, kton	**383**	365	366	357	**1,471**	1,376
Solid-wood products, km^3	**404**	326	362	370	**1,462**	1,338
Deliveries						
Publication papers, kton	**392**	366	344	370	**1,472**	1,378
Solid-wood products, km^3	**393**	324	443	340	**1,500**	1,312

See also pages 13 and 18-19.

Net sales for the Forest Products business area were 6% higher than in the preceding year and amounted to SEK 14,954 M (14,081). The positive effects of higher volumes and the acquisition of Scaninge's forestry and sawmill operations were partly countered by lower paper prices. Currency movements had a negative impact on net sales of 2%.

Operating profit amounted to SEK 1,487 M (1,559) and, accordingly, was 5% lower than in the preceding year. Currency movements had a negative effect on operating profit of 14%. Lower earnings in the publication papers business were offset by improved earnings in the forestry, sawmill and pulp operations.

In the fourth quarter, earnings increased by 2% compared with the third quarter and totaled SEK 383 M (374). Currency movements affected earnings negatively by 10%. However, this was offset by improved earnings in the publication papers operations.

Publication papers

Operating profit in the publication papers operations totaled SEK 442 M (662), a decline of 33%, of which 22% due to currency effects. The decline in earnings was primarily attributable to lower prices and higher production costs. However, this was offset by higher volumes and the related higher capacity utilization.

Operating profit in the fourth quarter amounted to SEK 129 M (121), an improvement due mainly to higher volumes and related higher capacity utilization.

Pulp, timber and solid-wood products

Operating profit amounted to SEK 1,045 M (897) and was thereby 16% higher than in the preceding year. The improvement is mainly attributable to the acquisition of Scaninge's forestry and sawmill operations, but also higher volumes and the related increased capacity utilization. Lower prices for solid-wood products and negative currency movements restricted the improvement.

Operating profit in the fourth quarter amounted to SEK 254 M (253).

GOODWILL

Consolidated goodwill amounted to SEK 15,970 M (14,586)[1]. Goodwill is amortized over 20 years. Goodwill amortization by business area is presented on pages 13 and 18.

Earnings excluding goodwill amortization

SEK M	2004:4	2004:3	2004:2	2004:1	0412	0312
Operating profit	991	1,962	2,037	1,913	6,903	8,887
Earnings after financial items	806	1,691	1,797	1,758	6,052	8,097
Net earnings	977	1,255	1,291	1,287	4,810	6,160
Earnings per share (SEK)	4.18	5.37	5.53	5.51	20.59	26.51

See page 11 for specifications of items affecting comparability.

PERSONNEL

The average number of employees at the close of the quarter was 51,718, compared with 43,617 at the end of 2003[2]. The increase is due to acquisitions carried out during the year, while at the same time various efficiency enhancement programs within the Group reduced the number of employees.

RATIONALIZATION PROGRAM

In conjunction with the third quarter interim report, SCA announced an efficiency enhancement program, with estimated costs of SEK 700 M and an annual savings effect of slightly more than SEK 1,000 M.

After the announcement, additional programs were identified within the North American operations, the European hygiene products operations and in newly acquired units. The cost for these supplementary programs, which in total affect 450 persons, is estimated to SEK 425 M, of which most in the form of expenditures and the annual savings is estimated to SEK 200 M.

Against this background, SCA's Board of Directors today approved an increase in the original program by about SEK 425 M.

Based on the communication prior to the year-end with affected employees, the fourth quarter was charged with SEK 726 M in the form of structural costs and the related asset write-downs. The costs for the expansion of the program, about SEK 425 M, are expected to be charged in the first quarter of 2005.

STORM DAMAGE

SCA's forest holdings were not significantly affected by the storm that devastated large parts of southern Sweden's forestlands in the beginning of 2005. Since the reported earnings for 2005 (in accordance with IFRS) comprise the sum of results from felling and the net growth of forest, the earnings in the forestry operations will not be affected by changes in short-term felling plans that may arise as a result of the storm. However, cash flow is affected.

MARKET OUTLOOK

No notable change in the market situation and demand picture for the Group's products is expected in the nearest future. This means that the intensive competitive situation is expected to remain although certain price adjustments are planned in the North American operations and in the publication papers area in Europe. The internal measures for cost reductions and integration of acquired units will be assigned high priority during the year, while at the same time acquisition activities will be sharply limited.

ACQUISITIONS DURING THE YEAR

Acquisitions	Purchase price[3]	Consolidation date
Vincor	SEK 83 M	1 January 2004
Mark/Heritage	SEK 14 M	1 March 2004
Drypers	SEK 684 M	1 March 2004
Central Package Group (increase by 27,5% to 92,5%)	SEK 262 M	1 April 2004
Carter Holt Harvey Tissue (100%) & Sancella Australia (increase by 50% to 100%)	SEK 4,869 M	19 May 2004
Copamex Tissue (50%)	SEK 1,260 M	1 May 2004
Busto & Tema	SEK 306 M	30 June 2004
Copamex Tissue & Sancela de Mexico (increase by 50% to 100%)	SEK 1,715 M	9 December 2004

[1] *The acquisition balance for companies acquired during the year are not finalized.*
[2] *Including SCA's portion of joint-venture companies.*
[3] *On debt-free basis.*

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on Tuesday, 5 April 2005, at 15:00 p.m. at the Aula Magna, University of Stockholm, Sweden. The proposed record date for dividend entitlement is Friday, 8 April. Payment through VPC is expected on Wednesday, 13 April. The 2004 Annual Report is expected to be released in mid-March 2005. Interim reports during 2005 will be released on 26 April, 21 July and 26 October.

The Nomination Committee, which is assigned the task of preparing proposals regarding composition of the SCA Board of Directors, includes Sverker Martin-Löf, SCA Board Chairman, Curt Källströmer, Handelsbankens Personalstiftelser, Handelsbankens Pensionsstiftelser and Pensionkassan SHB Försäkringsförening, Ramsay Brufer, Alecta, Björn Lind, SEB Fonder, Thomas Halvorsen, Fjärde AP-fonden, and Carl-Olof By, Industrivärden.

CHANGED ACCOUNTING RULES (IFRS)

The table below presents an update of the preliminary information released in the interim report on 26 October. The table shows the preliminary effects of how an adjustment of the 2004 comparable figures affects the consolidated income statement and balance sheet.

Change in shareholders' equity, net debt, capital employed and earnings:

(SEK billion, 2004)	Gross	Deferred tax	Shareholders' equity	Net debt	Capital employed	Earnings
Forestland	8.9	3.4	5.5		5.5	0.3
Pension liabilities	4.1	- 1.3	- 2.8	4.1	1.3	0.5
Goodwill						1.2
Earnings impact on balance sheet		0.3	1.5	-0.3	1.2	
Total		**2.4**	**4.2**	**3.8**	**8.0**	
Operating profit						**2.0**
Financial items						-0.2
Earnings after financial items						**1.8**
Taxes						- 0.3
Net earnings						**1.5**

Change in key figures

Return on capital employed	+ 1.6 percentage points
Return on equity	+ 2.2 percentage points
Debt/equity ratio increases	0.02
Earnings per share	SEK +6.42

OTHER

SCA follows the accounting recommendation RR 29, Employee Benefits. The deficit in the Group's defined-benefit pension plans amounted at the end of the year to approximately SEK 3,964 M and, accordingly, has declined by SEK 452 M since the preceding year-end.

In accordance with the guidelines regarding interim reporting in accounting recommendation RR 20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues during the period January-December 2004 amounted to SEK 135 M (118) and earnings before appropriations and taxes totaled SEK 2,998 M (2,180). During the period, the Parent Company made no investments in shares and participations. Investments in properties and plant amounted to SEK 60 M (71) during the period. Liquid funds at the end of the period amounted to SEK 79 M (35).

DIVIDEND

The Board of Directors has decided to propose to the Annual General Meeting an unchanged dividend of SEK 10.50 per share. Accordingly, the average dividend growth during the past five years will amount to 9%. In total, the dividend will amount to about SEK 2,450 M.

SHARE DISTRIBUTION

31 December 2004	Series A	Series B	Total
Registered number of shares	40,427,857	194,608,841	235,036,698
Of which treasury shares	-	(1,653,952)	(1,653,952)

During the fourth quarter, no Series A shares were converted into Series B shares. The proportion of Series A shares at the end of the quarter totaled 17.2%. The conversion of the shares was made at the request of the shareholders in question and with the reservation for conversion contained in the Articles of Association from 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.1%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 27 Januari 2005
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Aström
President and CEO

This report has not been subject to examination by the auditors.

STATEMENT OF EARNINGS

	2004:4	2004:3	2003:4	31 Dec. 04	31 Dec. 03
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	23,128	22,812	21,153	89,967	85,338
Operating expenses[1]	-20,423	-19,273	-17,551	-76,924	-71,093
Operating surplus	**2,705**	3,539	3,602	**13,043**	14,245
Depreciation and write-down, properties and plant[2]	-1,720	-1,586	-1,369	-6,172	-5,482
Goodwill amortization	-318	-314	-296	-1,213	-1,130
Share in earnings of associated companies	6	9	27	32	124
Operating profit	**673**	1,648	1,964	**5,690**	7,757
Financial items[3]	-185	-271	-178	-851	-790
Earnings after financial items	**488**	1,377	1,786	**4,839**	6,967
Income taxes[4]	177	-412	-358	-1,172	-1,861
Minority interest	-4	-10	-9	-28	-31
Net earnings	**661**	955	1,419	**3,639**	5,075
Earnings per share, SEK					
- before dilution effects	2.83	4.09	6.08	15.59	21.92
- after dilution effects	2.83	4.09	6.07	15.58	21.84
Operating margin	3 %	7 %	9 %	6 %	9 %
Return on shareholders' equity	7 %	9 %	10 %	7 %	10 %
Return on capital employed	7 %	9 %	11 %	7 %	11 %

Specification of earnings per share

Net earnings for the period	661.0	955.0	1,419.0	3,639.0	5,075.0
Interest on convertible debentures	0.0	0.0	0.0	0.0	4.6
Adjusted net earnings	661.0	955.0	1,419.0	3,639.0	5,079.6
Average number of shares before dilution	233.3	233.3	231.5	233.3	231.5
Employee convertibles	0.0	0.0	0.7	0.0	0.7
Outstanding warrants	0.2	0.2	0.3	0.2	0.3
Average number of shares after dilution	233.5	233.5	232.5	233.5	232.5

Specifications of items affecting comparability

[1] **Operating expenses**	-555	-	212	-599	409
- Sale of shares in Metsä Tissue	-	-	-	-	197
- Rationalization costs	-555	-	-158	-599	-158
- Release of badwill, Scaninge	-	-	418	-	418
- Write-down of shares, Otor	-	-	-48	-	-48
[2] **Depreciation and write-down, properties and plant**	-171	-	-57	-171	-57
- Write-down of property, Taiwan	-	-	-57	-	-57
- Write-downs in conjunction with rationalization program	-171	-	-	-171	-
[3] **Financial items**					
- Sale of shares in Industrivärden	100	70	-	170	-
[4] **Income taxes**					
- Tax treatment of loss carryforwards and changed tax rates	320	-	-	320	-

STATEMENT OF EARNINGS

	2004:4	2004:3	2003:4	31 Dec. 04	31 Dec. 03
	EUR M[1]	EUR M[1]	EUR M[1]	EUR M[2]	EUR M[2]
Net sales	2,568	2,491	2,358	9,867	9,368
Operating expenses	-2,267	-2,105	-1,956	-8,437	-7,804
Operating surplus	**301**	386	402	**1,430**	1,564
Depreciation and write-down, properties and plant	-191	-173	-153	-677	-602
Goodwill amortization	-35	-35	-33	-133	-124
Share in earnings of associated companies	1	1	3	4	14
Operating profit	**76**	179	219	**624**	852
Financial items	-20	-30	-20	-93	-87
Earnings after financial items	**56**	149	199	**531**	765
Income taxes	18	-45	-40	-129	-204
Minority interest	0	-1	-1	-3	-3
Net earnings	**74**	103	158	**399**	558

[1] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*
[2] *The average exchange rate of 9.12 was applied in translation to EUR.*

OPERATING PROFIT

1 January–31 December

SEK M	2004	2003
Hygiene Products	**4,321**	4,820
Consumer Tissue	1,273	1,416
Tissue for bulk consumers - AFH	677	1,001
Personal Care	2,371	2,403
Packaging	**2,268**	2,482
Forest Products	**1,487**	1,559
Publication papers	442	662
Pulp, timber and solid-wood products	1,045	897
Other	-1,173	26
Operating profit, before goodwill amortization	**6,903**	8,887
Goodwill amortization[1]	-1,213	-1,130
Total operating profit	**5,690**	7,757

[1] **Goodwill amortization:**	2004	2003
Hygiene Products	472	412
Packaging	403	377
Common	338	341
Group	**1,213**	1,130

BALANCE SHEET	31 December 2004		31 December 2003	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	15,970	1,777	14,586	1,607
Other intangible assets	1,997	222	897	99
Tangible assets	65,387	7,276	62,402	6,873
Shares and participations	696	77	658	72
Long-term financial receivables[2]	2,916	324	3,247	358
Other long-term receivables	682	76	241	26
Operating receivables and inventories	25,774	2,868	22,880	2,520
Short-term investments	891	99	749	82
Cash and bank balances	2,735	304	1,696	187
Total assets	**117,048**	**13,023**	107,356	11,824
Equity, provisions and liabilities				
Shareholders' equity	50,037	5,567	49,754	5,480
Minority interest	768	85	751	83
Provisions for pensions	2,046	228	2,569	283
Other provisions	10,218	1,137	11,051	1,217
Long-term interest-bearing debt	19,092	2,124	15,500	1,707
Other long-term interest-free liabilities	90	10	163	18
Short-term interest-bearing debt[3]	15,753	1,753	9,766	1,075
Operating liabilities	19,044	2,119	17,802	1,961
Total equity, provisions and liabilities	**117,048**	**13,023**	107,356	11,824
Debt/equity ratio	**0.60**		**0.44**	
Equity/assets	**43 %**		**47 %**	

[1] The period-end exchange rate of 8.99 (9.08) was applied in translation to EUR.

[2] Of which pension assets: 2,209 246 2,289 252

[3] SCA has committed unutilized credit facilities amounting to SEK 24,723 M. Of this amount, SEK 16,020 M is intended to cover short-term interest-bearing liabilities and amortization within one year. The remaining unutilized committed credit facilities of SEK 8,587 M and centrally available liquid funds of SEK 324 M comprise the Group's liquidity reserve totaling SEK 8,911 M. The corresponding committed unutilized credit facilities at the end of the preceding quarter amounted to SEK 24,172 M and short-term interest-bearing liabilities and amortization within one year was SEK 16,235 M.

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan.–Dec. 2004	Jan.–Dec. 2003
Shareholders' equity, 1 January	49,754	47,983
Changed accounting principles	87	-
Conversion of debentures, warrants	1	723
Sale of own shares	15	16
Translation differences	-1,201	-2,945
Exchange rate differences on hedging instruments	192	1,114
Dividend	-2,450	-2,212
Net earnings for the period	3,639	5,075
Shareholders' equity, 31 December	**50,037**	49,754

OPERATING CASH FLOW ANALYSIS
1 January–31 December

SEK M	2004	2003
Operating cash surplus	13,596	13,508
Changes in working capital	-620	737
Current capital expenditures, net	-4,270	-3,902
Other operating cash flow changes	-355	-241
Operating cash flow	**8,351**	10,102
Financial items	-851	-790
Income taxes paid	-2,088	-1,151
Other	23	-27
Cash flow from current operations	**5,435**	8,134
Acquisitions	-9,340	-4,808
Strategic capital expenditures, properties	-2,398	-2,949
Strategic structural expenditures	-226	-437
Divestments	0	961
Cash flow before dividend	**-6,529**	901
Dividend	-2,471	-2,235
Cash flow after dividend	**-9,000**	-1,334
Conversion of debentures, warrants	1	723
Sale of own shares	15	16
Net cash flow	**-8,984**	-595
Net debt at beginning of period	-22,306	-23,899
Net cash flow	-8,984	-595
Currency effects	763	2,188
Net debt at end of period	**-30,527**	-22,306
Debt payment capacity	**35 %**	54 %
Debt/equity ratio	**0.60**	0.44

82-763

Quarterly data

STATEMENT OF EARNINGS

Group

	2004				2003			
SEK M	IV	III	II	I	IV	III	II	I
Net sales	23,128	22,812	22,340	21,687	21,153	21,064	21,231	21,890
Operating expenses[1]	-20,423	-19,273	-18,842	-18,386	-17,551	-17,629	-17,838	-18,075
Operating surplus	**2,705**	3,539	3,498	3,301	3,602	3,435	3,393	3,815
Depreciation and write-down, properties and plant[2]	-1,720	-1,586	-1,473	-1,393	-1,369	-1,397	-1,353	-1,363
Goodwill amortization	-318	-314	-295	-286	-296	-276	-273	-285
Share in earnings of associated companies	6	9	12	5	27	40	24	33
Operating profit	**673**	1,648	1,742	1,627	1,964	1,802	1,791	2,200
Financial items[3]	-185	-271	-240	-155	-178	-199	-187	-226
Earnings after financial items	**488**	1,377	1,502	1,472	1,786	1,603	1,604	1,974
Income taxes[4]	177	-412	-488	-449	-358	-465	-466	-572
Minority interest	-4	-10	-5	-9	-9	-7	-8	-7
Net earnings	**661**	955	1,009	1,014	1,419	1,131	1,130	1,395
Earnings per share, SEK								
- before dilution effects	**2.83**	4.09	4.32	4.35	6.08	4.88	4.90	6.06
- after dilution effects	**2.83**	4.09	4.32	4.34	6.07	4.88	4.87	6.02

Specification of items affecting comparability

	IV	III	II	I	IV	III	II	I
[1] **Operating expenses**	-555	-	-14	-30	212	-	-	197
- Sale of shares in Metsä Tissue	-	-	-	-	-	-	-	197
- Release of badwill, Scaninge	-	-	-	-	418	-	-	-
- Rationalization costs	-555	-	-14	-30	-158	-	-	-
- Write-down of shares, Otor	-	-	-	-	-48	-	-	-
[2] **Depreciation and write-down, properties and plant**	-171	-	-	-	-57	-	-	-
- Write-down of property, Taiwan	-	-	-	-	-57	-	-	-
- Write-downs in conjunction with rationalization program	-171	-	-	-	-	-	-	-
[3] **Financial items**								
- Sale of shares in Industrivarden	100	70	-	-	-	-	-	-
[4] **Income taxes**								
- Tax treatment of loss carryforwards and changed tax rates	320	-	-	-	-	-	-	-

Quarterly data

OPERATING CASH FLOW ANALYSIS

Group

	2004				2003			
SEK M	IV	III	II	I	IV	III	II	I
Operating cash surplus	3,230	3,516	3,556	3,294	3,348	3,270	3,291	3,599
Changes in working capital	955	552	-773	-1,354	1,430	714	-709	-698
Current capital expenditures, net	-1,596	-1,071	-1,020	-583	-1,550	-817	-928	-607
Other operating cash flow changes	-195	6	-119	-47	-60	-75	-28	-78
Operating cash flow	**2,394**	3,003	1,644	1,310	3,168	3,092	1,626	2,216
Financial items	-185	-271	-240	-155	-178	-199	-187	-226
Income taxes paid	-367	-501	-878	-342	-297	-485	-113	-256
Other	11	7	5	0	-62	77	-38	-4
Cash flow from current operations	**1,853**	2,238	531	813	2,631	2,485	1,288	1,730
Acquisitions	-1,757	452[1]	-7,047	-988	-3,850	-107	-307	-544
Strategic capital expenditures, properties	-669	-752	-512	-465	-843	-797	-756	-553
Strategic structural expenditures	-46	-63	-32	-85	-103	-109	-72	-153
Divestments	0	0	0	0	11	85	215	650
Cash flow before dividend	**-619**	1,875	-7,060	-725	-2,154	1,557	368	1,130
Dividend	0	-21	-2,450	-	-	-19	-2,216	-
Cash flow after dividend	**-619**	1,854	-9,510	-725	-2,154	1,538	-1,848	1,130
Conversion of debentures, warrants	-	-	-	1	-	723	-	-
Sale of own shares	6	2	3	4	4	7	4	1
Net cash flow	-613	1,856	-9,507	-720	-2,150	2,268	-1,844	1,131

[1] *Preference shares have been reclassified and are treated as loans.*

82-763

Quarterly data Business areas

NET SALES

	2004				2003			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**11,904**	11,761	11,149	10,545	10,531	10,753	10,791	10,906
Consumer Tissue	4,395	4,226	3,853	3,721	3,759	3,618	3,630	3,817
Tissue for bulk consumers - AFH	2,941	3,023	2,799	2,638	2,628	2,928	2,920	2,913
Personal Care	4,568	4,512	4,497	4,186	4,144	4,207	4,241	4,176
Packaging	**7,804**	7,928	7,939	7,830	7,459	7,434	7,421	7,715
Forest Products	**3,814**	3,586	3,741	3,813	3,736	3,378	3,406	3,561
Publication papers	2,005	1,909	1,790	1,905	1,891	1,810	1,802	1,764
Pulp, timber and solid-wood products	1,809	1,677	1,951	1,908	1,845	1,568	1,604	1,797
Other	**298**	265	268	256	126	155	331	419
Intra-group deliveries	**-692**	-728	-757	-757	-699	-656	-718	-711
Total net sales	**23,128**	22,812	22,340	21,687	21,153	21,064	21,231	21,890

OPERATING SURPLUS

	2004				2003			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**1,679**	1,855	1,848	1,768	1,747	1,824	1,814	1,895
Consumer Tissue	531	669	601	635	614	574	562	646
Tissue for bulk consumers - AFH	356	374	407	335	340	438	433	457
Personal Care	792	812	840	798	793	812	819	792
Packaging	**945**	1,096	1,046	975	965	1,036	1,023	1,100
Forest Products	**724**	700	709	667	763	644	634	703
Publication papers	345	334	309	310	420	339	316	426
Pulp, timber and solid-wood products	379	366	400	357	343	305	318	277
Other	**-643**	-112	-105	-109	127	-69	-78	117
Total operating surplus	**2,705**	3,539	3,498	3,301	3,602	3,435	3,393	3,815

OPERATING PROFIT

	2004				2003			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**943**	1,068	1,157	1,153	1,184	1,169	1,192	1,275
Consumer Tissue	232	327	329	385	402	308	311	395
Tissue for bulk consumers - AFH	146	153	210	168	178	264	271	288
Personal Care	565	588	618	600	604	597	610	592
Packaging	**490**	636	609	533	538	631	622	691
Forest Products	**383**	374	385	345	469	352	331	407
Publication papers	129	121	96	96	208	140	103	211
Pulp, timber and solid-wood products	254	253	289	249	261	212	228	196
Other	**-825**	-116	-114	-118	69	-74	-81	112
Operating profit before goodwill amortization	**991**	1,962	2,037	1,913	2,260	2,078	2,064	2,485
Goodwill amortization [1]	-318	-314	-295	-286	-296	-276	-273	-285
Total operating profit	**673**	1,648	1,742	1,627	1,964	1,802	1,791	2,200

[1]**Goodwill amortization:**

Hygiene Products	136	126	107	103	110	98	96	108
Packaging	102	100	102	99	97	93	94	93
Common	80	88	86	84	89	85	83	84
Group	**318**	314	295	286	296	276	273	285

82-763

OPERATING SURPLUS MARGIN

	2004				2003			
Percent	IV	III	II	I	IV	III	II	I
Hygiene Products	**14**	16	17	17	17	17	17	17
Consumer Tissue	12	16	16	17	16	16	15	17
Tissue for bulk consumers - AFH	12	12	15	13	13	15	15	16
Personal Care	17	18	19	19	19	19	19	19
Packaging	**12**	14	13	12	13	14	14	14
Forest Products	**19**	20	19	17	20	19	19	20
Publication papers	17	17	17	16	22	19	18	24
Pulp, timber and solid-wood products	21	22	21	19	19	19	20	15

OPERATING MARGINS, excluding goodwill amortization

	2004				2003			
Percent	IV	III	II	I	IV	III	II	I
Hygiene Products	**8**	9	10	11	11	11	11	12
Consumer Tissue	5	8	9	10	11	9	9	10
Tissue for bulk consumers - AFH	5	5	8	6	7	9	9	10
Personal Care	12	13	14	14	15	14	14	14
Packaging	**6**	8	8	7	7	8	8	9
Forest Products	**10**	10	10	9	13	10	10	11
Publication papers	6	6	5	5	11	8	6	12
Pulp, timber and solid-wood products	14	15	15	13	14	14	14	11

82-763

Group data

MARGINS

1 January–31 December

Percent	2004	2003
Operating surplus margin	14.5	16.7
Operating margin, excl. goodwill amortization	7.7	10.4
Operating margin	6.3	9.1
Financial net margin	-0.9	-0.9
Profit margin	5.4	8.2
Tax and minority	-1.3	-2.3
Net margin	4.1	5.9

MARGINS – quarterly data

Percent	IV	III	II	I	IV	III	II	I
Operating surplus margin	11.7	15.5	15.7	15.2	17.0	16.3	16.0	17.4
Operating margin, excl. Goodwill amortization	4.3	8.6	9.1	8.8	10.7	9.9	9.7	11.4
Operating margin	2.9	7.2	7.8	7.5	9.3	8.6	8.4	10.1
Financial net margin	-0.8	-1.2	-1.1	-0.7	-0.9	-0.9	-0.8	-1.1
Profit margin	2.1	6.0	6.7	6.8	8.4	7.7	7.6	9.0
Tax and minority	0.7	-1.8	-2.2	-2.1	-1.7	-2.3	-2.3	-2.6
Net margin	2.8	4.2	4.5	4.7	6.7	5.4	5.3	6.4

FIVE-YEAR SUMMARY

Full year	2004	2003	2002	2001	2000[1]
Earnings after financial items, SEK M	4,839	6,967	8,078	8,090	9,327
Earnings per share, SEK	15.58	21.84	24.54	24.05	30.64
Earnings per share, before goodwill amortization, SEK	20.59	26.51	29.15	28.40	33.76
Debt/equity ratio, times	0.60	0.44	0.49	0.51	0.39
Return on capital employed, %	7	11	13	14	18
Return on shareholders' equity, %	7	10	12	13	20

[1]Adjusted historically to reflect new issues.

82-763

CASH FLOW ANALYSIS

(in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR 7)

1 January–31 December

SEK M	2004	2003
Current operations		
Earnings after financial items	4,839	6,967
Adjustment for items not included in cash flow	7,363	5,100
	12,202	12,067
Taxes paid	-2,088	-1,151
Cash flow from current operations before changes in working capital	**10,114**	10,916
Cash flow from changes in working capital		
Change in inventories	-320	191
Change in current receivables	942	743
Change in operating liabilities	-1,242	-197
Cash flow from current operations	**9,494**	11,653
Investment activities		
Acquisition of subsidiaries	-7,430	-1,581
Divested units	-	961
Acquisition of tangible and intangible fixed assets	-7,096	-6,763
Proceeds from sale of equipment	513	-
Repayment of loans from external parties	299	8
Cash flow from investment activities	**-13,714**	-7,375
Financing activities		
Conversion of debentures, warrants	-	435
Sale of own shares	15	16
Loans assumed	8,278	-
Amortization of debt	-	-3,339
Dividend	-2,471	-2,235
Cash flow from financing activities	**5,822**	-5,123
Cash flow for the period	**1,602**	-845
Liquid funds at beginning of year	1,929	2,826
Translation differences in liquid funds	-33	-52
Liquid funds at end of period	**3,498**	1,929

Reconciliation between cash flow analysis according to RR 7 and operating cash flow		
Cash flow for the year according to RR 7	1,602	-845
Deducted items:		
Repayment of loans from external parties	-299	-8
Loans assumed/amortization of debt	-8,278	3,339
Added items:		
Net debt in acquired companies	-1,910	-3,227
Accrued interests	-15	-54
Investments by financial leasing	-85	-88
Conversion of loans to shareholders' equity	1	288
Net cash flow according to operating cash flow	-8,984	-595

82-763

Press conference

SCA's year-end report for the period 1 January–31 December 2004 will be published on 27 January 2005. A press conference will be held at 14:00 CET, where Jan Åström, President and CEO, will present the results. Venue: Salén Konferenser, Olympia, Norrlandsgatan 15, Stockholm, Sweden.

Telephone conference

The telephone conference will be held on 27 January 2005, at 16:00 CET, where Jan Åström will comment on the results. To participate, please call the number below at least 5 minutes prior to the conference call.

Dial-in number UK:	+44 (0) 207 162 0180	quote: SCA
Dial-in number US:	+1 334 420 4951	quote: SCA

The interim report and the slide presentation will be available at www.sca.com/Investors.

Webcasting

The telephone conference will be webcasted live (listen-only). Later the same day a recorded version will be available on our web site www.sca.com/Investors. Requirements: Windows Media Player or Real Player.

For further information please contact:

Jan Åström, President and CEO. Telephone: +46 70 586 0701.
Peter Nyquist, Senior Vice President, Communications and Investor Relations.
Telephone: +46 70 575 2906.